ORIGINAL

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



SEC MAIL
RECEIVED
SEP 19 2005
WASH. D.C.
203
SECTION

For the fiscal year ended December 31, 2004

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934



For the transition period from _______ to ________.



05069705

Commission file number: 000-51179

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD Banknorth Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TD Banknorth Inc.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540



REQUIRED INFORMATION

The following financial statements are hereby filed for the TD Banknorth Inc. 401(k) Plan (the "Plan"):

Reports of Independent Registered Public Accounting Firms

Statements of Net Assets Available for Benefits as of December 31, 2004 and 2003

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2004 and 2003

Notes to Financial Statements

Exhibit 23.1 Consent of Mahoney Cohen & Company, CPA, P.C.
Exhibit 23.2 Consent of KPMG LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, TD Banknorth Investment Management Group, a division of TD Banknorth, N.A., as trustee for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANKNORTH INC. 401(k) PLAN

By: TD Banknorth Investment Management Group (as Trustee)

October 17, 2005

By: 
Name: Kevin K. Brown
Title: Vice President

TD BANKNORTH INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003





MAHONEY COHEN & COMPANY, CPA, P.C.

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Plan Administrator
TD Banknorth Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the TD Banknorth Inc. 401(k) Plan as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year at (December 31, 2004) is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
September 30, 2005



Report of Independent Registered Public Accounting Firm

The Plan Administrator
TD Banknorth, Inc. 401(k) Plan:

We have audited the accompanying statement of net assets available for benefits of TD Banknorth, Inc. 401(k) Plan (formerly the Banknorth Group, Inc. 401(k) Plan) (the "Plan") as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Boston, Massachusetts
June 16, 2004

TD BANKNORTH INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets		
Investments, at fair value (note 5)	$347,498,337	$278,758,928
Participant loans receivable	5,688,932	4,611,031
Total investments	353,187,269	283,369,959
Due from brokers for securities sold	109,487	117,544
Accrued interest receivable	3,261	166,452
Total assets	353,300,017	283,653,955
Liabilities		
Due to brokers for securities purchased	424,707	137,934
Other liability	-	899
Total liabilities	424,707	138,833
Net assets available for benefits	$352,875,310	$283,515,122

See accompanying notes to financial statements.



TD BANKNORTH INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2004 and 2003

	2004	2003
Additions to net assets attributed to:		
Investment income:		
Interest	$289,411	$263,400
Dividends	6,230,943	4,776,114
Net realized gains (losses) (note 5)	7,570,896	(9,067,748)
Net unrealized appreciation in fair value of investments (note 5)	21,815,093	60,277,533
	35,906,343	56,249,299
Contributions:		
Employer	9,508,889	9,140,410
Employee	19,645,440	18,022,621
Rollovers	2,155,839	2,923,066
	31,310,168	30,086,097
Transfer from merged employee benefit plans (note 1 a)	22,467,491	32,245,588
Total additions	89,684,002	118,580,984
Deductions from net assets attributed to:		
Benefits paid to employees	20,323,814	14,690,807
Trustee fees on merged plan	-	815
Total deductions	20,323,814	14,691,622
Net increase in net assets available for benefits	69,360,188	103,889,362
Net assets available for benefits, beginning of year	283,515,122	179,625,760
Net assets available for benefits, end of year	$352,875,310	$283,515,122

See accompanying notes to financial statements.



TD BANKNORTH INC. 401(k) Plan
Notes to Financial Statements
December 31, 2004 and 2003

(1) Description of Plan

The TD Banknorth Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by TD Banknorth Inc. (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2001, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other full and part-time employees shall become a participant on the entry date coincident with or following the completion of one month of service. Temporary employees are eligible to participate after completing any 12 months of service in which the employee is credited with 1,000 hours of service.

As a result of the acquisition in 2005 of a 51% interest in TD Banknorth Inc. by TD Bank Financial Group (see note 10), the name of the plan was changed from the Banknorth Group, Inc. 401(k) Plan to the TD Banknorth Inc. 401(k) Plan.

On November 23, 2004, the Plan was amended to include the common stock of TD Bank Financial Group as an investment option in the Plan. The Trustee, Banknorth Wealth Management Group (BWMG), established a TD Bank Stock Fund in accordance with the Plan and Trust Agreement and the applicable provisions of the Code and ERISA.

Effective January 1, 2004, the Plan was amended to establish a Banknorth Stock Fund consisting of all amounts invested in Banknorth Stock. The Plan was also amended to establish two sub-funds as follows: (1) Amounts that are invested in Banknorth Stock that are attributable to salary deferrals and Company contributions for the current plan year, "Banknorth Stock Fund (non-ESOP)" and (2) Amounts that are invested in Banknorth Stock that are not for the current plan year, "Banknorth Stock Fund (ESOP)". As soon as practicable following the last day of the each plan year, the contributions attributable to such plan year that are invested in the Banknorth Stock Fund (non-ESOP) will be transferred to the Banknorth Stock Fund (ESOP).

The following plans were merged with, and the assets transferred into, the Plan in 2004 and 2003.

Year Merged	Plan Name	Effective Date of Plan Merger	Assets Transferred
2004	Foxborough Savings Bank 401(k) Plan	11/9/2004	$1,454,022
	Cape Cod Bank and Trust Company Profit Sharing Retirement Plan	10/1/2004	20,597,637
	First & Ocean BanCorp 401(k) Plan	5/4/2004	415,832
			$22,467,491
2003	American Savings Bank Employees' Savings and Profit Sharing Plan	12/31/2003	$9,790,543
	Arthur A. Watson & Co, Inc. 401(k) Plan	6/1/2003	5,989,466
	Warren Five Cents Savings Bank 401(k) Savings Plan	9/30/2003	7,887,417
	Southington Savings Bank 401(k) Plan	4/30/2003	3,756,607
	Adirondack Community Financial Services, Inc. 401(k) Plan	4/1/2003	83,454
	Community Insurance Agencies, Inc. 401(k) Plan	4/1/2003	482,514
	Andover Bank 401(k) Plan	3/24/2003	1,745,185
	MetroWest Bank 401(k) Plan	3/24/2003	1,179,024
	Ipswich Savings Bank 401(k) Plan	3/24/2003	1,331,378
			$32,245,588



(b) Contributions

Participants may contribute up to 50% (highly compensated participants may contribute up to 15%) of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants are eligible for Company matching contributions the first day of the calendar quarter following completion of one year of service. The Company makes matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There were no discretionary contributions in 2004 or 2003. Participants' salary deferral contributions are subject to Internal Revenue Code limitations, which were $13,000 and $12,000 in 2004 and 2003, respectively. The Plan was amended August 1, 2004 to allow $3,000 catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who have reached age 50 by the end of the plan year. Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

(c) Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contribution, earnings or losses on the account and an allocation of the Company's discretionary contribution, if any, based on participant compensation.

(d) Vesting

Participants are immediately vested in all employee contributions, Company matching contributions and prior bank ESOP contributions and earnings.

(e) Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant's account. The interest rate charged is a fixed rate based on the Prime Rate as noted in the Wall Street Journal on the date that the loan application is processed. Interest rates range from 4% to 11.5% on loans outstanding at December 31, 2004. Principal and interest is paid through fixed bi-weekly payroll deductions.

(f) Payment of Benefits

On termination of service, if the participant vested account balance does not exceed $5,000, the participant receives a single lump sum amount equal to the value of his or her vested account. If the participant vested account balance exceeds $5,000, the participant is allowed to elect to receive a single lump sum distribution or to receive benefit payments following attainment of normal retirement age. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

The plan provides that any cash dividends received on shares of stock in the Banknorth Stock Fund (ESOP) as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which it was paid to the 401(k) Plan; or (2) be paid to the 401(k) Plan and reinvested in stock. Cash dividends are paid quarterly and the amount distributed to participants was $158,966 in 2004 and $109,995 in 2003.



(g) Participant Investment Options

Each participant, at December 31, 2004, had the option of allocating employee and employer contributions into various investment options offered by the Plan. The Plan offers mutual funds and Company common stock as investment options for participants

(h) Forfeitures

At December 31, 2004 and 2003, forfeited nonvested accounts totaled $55,892 and $45,836, respectively. These amounts may be used to reduce employer contributions. In 2004 and 2003, employer contributions were reduced by $277 and $84,612, respectively, from forfeited nonvested accounts. Forfeited amounts relate to employees who terminated prior to the change in vesting provisions on January 1, 2001 and are available to reduce future Company contributions when the participant account is distributed or when the break in service exceeds five years.

(i) Voting Rights

Each participant is entitled to exercise voting rights attributable to TD Banknorth Inc. shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments in common stock and mutual funds are recorded at their fair values as determined by quoted market prices. Participant loans receivable are valued at cost, which approximate fair value. Purchases and sales of securities are reflected on the trade date basis. Realized gains or losses are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Plan Expenses
All expenses of maintaining the Plan are paid by the Company.



(3) Income Taxes

The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Internal Revenue Service issued its latest determination letter on July 12, 2003, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and therefore is exempt from federal income taxes. Subsequent to such determination, the Plan has been amended. In the opinion of the Plan Administrator the Plan has continued to operate within the terms of the Plan document and remains qualified under the applicable provisions of the Internal Revenue Code.

(4) Administration of Plan Assets

The Plan's assets, which include Company common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests contributions received, reinvests interest and dividend income, and additionally makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

(5) Investments

The following investments represented 5% or more of the Plan's net assets at December 31:

	2004		2003	
	Number of shares	Market Value	Number of shares	Market Value
Investments, at fair value:				
Banknorth Large Cap Core Fund (1)	—	-	2,012,914	18,538,937
Dodge & Cox Stock Fund	220,883	28,763,361	145,736	16,581,869
Federated Capital Appreciation Fund (2)	925,183	23,453,393	—	-
Federated Capital Preservation Fund	4,156,863	41,568,630	3,765,027	37,650,270
Fidelity Balanced Fund	1,915,087	34,126,851	1,641,938	27,502,467
Fidelity Diversified International Fund	967,649	27,713,454	781,435	18,848,223
MFS New Discovery Class I (3)	—	-	958,292	15,016,438
Vangard Institutional Index Fund	328,244	36,339,922	237,428	24,165,465
Banknorth Group, Inc. common stock (4)	3,031,469	110,951,765	3,165,323	102,967,957
		$302,917,376		$261,271,626

(1) Party in interest (Fund sold to Federated Capital Appreciation Fund during 2004)

(2) Did not exceed 5% or more of Plans' net assets at December 31, 2003.

(3) Did not exceed 5% or more of Plans' net assets at December 31, 2004.

(4) Party in interest, see Note 6 for portion related to nonparticipant-directed investments for 2003.



The proceeds and cost of investments sold during the years ended December 31, 2004 and 2003 were as follows:

	2004		
	Proceeds	Cost	Gain (Loss)
Banknorth Group, Inc. common stock	7,784,248	2,828,471	$4,955,777
Registered investment companies	121,283,214	118,668,095	2,615,119
	$129,067,462	$121,496,566	$7,570,896

	2003		
	Proceeds	Cost	Gain (Loss)
Banknorth Group, Inc. common stock	$3,383,916	$1,412,703	$1,971,213
Registered investment companies	231,954,371	242,993,332	(11,038,961)
	$235,338,287	$244,406,035	($9,067,748)

During 2004 and 2003, the Plan's investments appreciated in value as follows:

	2004	2003
Banknorth Group, Inc. common stock	$7,976,264	$30,336,623
Registered investment companies	13,838,829	29,940,910
	$21,815,093	$60,277,533

(6) Nonparticipant-Directed Investments

Information about the net assets, primarily determined from quoted prices, and the significant components of the changes in the net assets relating to the nonparticipant-directed investments was as follows:

	December 31, 2004	December 31, 2003
Net Assets:		
Cash and cash equivalents	$ -	$22,572
Banknorth Group, Inc. common stock *	-	47,958,133
Accrued interest receivable	-	45
	$ -	$47,980,750

	Year ended December 31, 2004	Year ended December 31, 2003
Changes in Net Assets:		
Investment income	$ -	$1,043,730
Net appreciation (depreciation)	-	14,028,715
Contributions	-	-
Allocated to participant-directed investments	(47,980,750)	(1,443,702)
Benefits paid	-	(109,916)
Net assets available for benefits, beginning of year	47,980,750	34,461,923
	$ -	$47,980,750

* Party in interest



Nonparticipant-directed investments consist of assets transferred into the plan in 2001, and subsequent changes in those assets, originating from previously merged ESOP plans. Amounts allocated to participant-directed investments relate to the allocation of shares utilized for Company matching contributions to participant-directed. Effective January 1, 2004, the shares originating from the previously merged ESOP Plans are participant directed. Consequently, all Plan investments were participant-directed at December 31, 2004.

Included in the investments as of December 31, 2003 were 1,474,274 shares of Banknorth Group, Inc. common stock held for the ESOP.

(7) Related-party Transactions

Certain Plan investments were shares of mutual funds managed by BWMG, a division of Banknorth, NA, which is a subsidiary of TD Banknorth Inc. BWMG serves as the Plan trustee and recordkeeper and, therefore, these transactions qualified as party in interest. Fees for these services were paid on behalf of the Plan by the Plan Sponsor. The proprietary BWMG funds were sold during 2004.

The Plan owned 3,031,469 and 3,165,323 shares of Banknorth Group, Inc. common stock valued at $110,951,765 and $102,967,957 at December 31, 2004 and 2003, respectively.

(8) Risks and Uncertainties

The Plan provides for investment in corporate securities, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(9) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

(10) Subsequent Events

On March 1, 2005, TD Bank Financial Group completed its acquisition of a 51% interest in TD Banknorth Inc. As a result of this transaction, each share of Banknorth Group, Inc stock held in the Plan was converted to (a) $12.24 in cash, (b) a number of TD common shares equal to 0.2351 and (c) a number of TD Banknorth Inc. common stock equal to 0.49. Cash proceeds received by the Trustee from the sale or exchange of any shares of Stock were invested by the Trustee in the Investment Fund that presented the least risk of loss as determined by the Plan Administrator.



TD BANKNORTH INC.

401(k) Plan
Supplementary Information
Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year
(December 31, 2004)

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(d) Cost	(e) Current value
	Federated Inst Prime Obligation Fund #10	Registered investment company - 71,901 shares	71,901	71,901
	Federated Inst Treasury Obligation Fund #68	Registered investment company - 717,225 shares	717,225	717,225
	Federated U.S. Government Securities Fund	Registered investment company - 961,658 shares	10,929,184	10,866,734
	Dodge & Cox Stock Fund	Registered investment company - 220,883 shares	24,048,591	28,763,361
	Federated Capital Appreciation Fund	Registered investment company 925,183 shares	23,878,783	23,453,393
	Federated Intermediate Income Bond	Registered investment company - 913,413 shares	9,291,783	9,325,947
	Federated Capital Preservation Fund	Registered investment company - 4,156,863 shares	41,568,547	41,568,630
	Fidelity Balanced Fund	Registered investment company - 1,915,087 shares	31,826,547	34,126,851
	Fidelity Diversified International Fund	Registered investment company - 967,649 shares	23,263,861	27,713,454
	MFS New Discovery Class I	Registered investment company 1,036,380 shares	15,808,028	17,421,556
	Vangard Institutional Index Fund	Registered investment company 328,244 shares	33,117,230	36,339,922
	Vangard Strategic Equity Fund	Registered investment company 288,269 shares	5,764,183	6,177,598
*	Banknorth Group, Inc.	Common stock - 3,031,469 shares	30,063,764	110,951,765
*	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 4.00% to 11.50%, secured by, at a minimum, 50% of vested account balances	-	5,688,932
			$250,349,627	$353,187,269

* Party in interest.

See accompanying report of independent registered public accounting firm.



Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-123360 of TD Banknorth Inc. Form S-8 of our report dated September 30, 2005, appearing in this Form 11-K of the TD Banknorth Inc. 401(k) Plan for the year ended December 31, 2004.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
October 17, 2005

Exhibit 23.2



Consent of Independent Registered Public Accounting Firm

The Board of Directors
TD Banknorth, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-123360) on Form S-8 of TD Banknorth, Inc. of our report dated June 16, 2004, with respect to the statement of net assets available for benefits of the TD Banknorth, Inc. 401(k) Plan (formerly, the Banknorth Group, Inc. 401(k) Plan) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended, which report appears in the December 31, 2004 Form 11-K of TD Banknorth, Inc.

KPMG LLP

Boston, Massachusetts
October 17, 2005